2 Ingrid Road
 Setauket, NY 11733-2218
Tel:  631-458-1120
Fax:  718-972-6196

October 15, 2007

Mark P. Shuman, ESQ.
Branch Chief- Legal
Securities & Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

RE: VGTel, Inc.
File # 333-134408
Comment Response #6

Dear Mr.  . Shuman:

We are responding to your comment letters dated  September 25, 2007

FORM SB-2/A

General:

Comment # 1.

1.  Please refer to prior comment 1 from our letter dated April 6, 2007.  We note the revisions to your prospectus in response to our prior comment.  However, you should also revise your disclosure in the forepart of the prospectus to make it clear to potential investors that your sole customer is a related party.  For example, this fact should be noted in the Summary section under the subheading "Business" and in the first risk factor on page 7.

Response to Comment #1

Part I

We amended the 4th paragraph in the Summary section page 5, under the subheading "Business" as follows:

The Global Messaging Gateway (GMG) is currently the first and only product of the Company. The Company launched its website in January 2006 at its domain location, at www.vgtel.com. We currently have one client who is using the GMG system for telemarketing campaigns. This client, Platin Ltd.,  is a related party.  Israel Hason is the Chief Marketing Officer of our Company and a Director. Mr. Hason is also the managing partner and principal shareholder of Platin Ltd. Israel.  We have not recognized any significant revenues from this product to date and we have not entered into any contracts for our services with any clients.

Part II

We amended the 2nd paragraph of Risk #1 on page 8  as follows:

We are a development stage company with minimal operating history. On January 18, 2006 the Company purchased a newly developed telemarketing campaign product called "Group Messaging Gateway" (GMG) which the Company is currently testing with one commercial client who is using our system minimally.  This client is Platin Ltd., and is a related party.  Israel Hason is the Chief Marketing Officer of our Company and a Director. Mr. Hason is also the managing partner and principal shareholder of Platin Ltd. Israel.   There is insufficient volume of messages currently being processed to enable us to determine the systems functionability with a normal commercial load.  The Global Messaging Gateway (GMG) is currently the first and only product of the Company. We have not yet recognized any significant revenues from this product. We have not entered into any contracts for our services with clients. As a result, the product has not yet undergone rigorous testing by many clients.  There is no assurance that the GMG product will become a viable alternative to replace the traditional telemarketing campaign products.

Comment #2

Equity Compensation Plan Page 16:

Your disclosure states that neither your officers nor directors have been paid any compensation.  However, your financial statements and related disclosure in Results of Operations state $15,000 and $56,000 was paid for 'Officer's compensation and rent" for the fiscal year ended March 31, 2006 and the fiscal year ended March 31, 2007, respectively.  Please revise to correct this apparently inconsistent disclosure.

Response to Comment #2

We amended the Equity Compensation Plan on Page 16 as follows:

Equity Compensation Plan:

The Company has not issued any Employee Benefit Plan or Dividend Reinvestment Plan, thus none are being offered pursuant to an employee benefit plan or a dividend reinvestment plan, or any equity compensation plans.

Mr. Kallus is entitled to an annual base salary of $50,000, plus the annual sum of $6,000 for rent for providing the use of his office to the Company.  This amounts to an aggregate sum of $56,000 for the fiscal year ended March 31, 2007.   For the fiscal year ended March 31, 2006,  Mr. Kallus was only entitled to be compensated for the last quarter of the fiscal year ended 2006 for an aggregate amount of $15,000   The following Summary Compensation Table sets forth the compensation for each executive officer for the past three fiscal years ended March 31, 2007.

Name & Principal Position	Year	Salary	Bonus	Restricted Stock Awards	Options	Payouts

Ron Kallus	2005	-0-	-0-	-0-	-0-	-0-
Israel Hason	2005	-0-	-0-	-0-	-0-	-0-
Niva Kallus	2005	-0-	-0-	-0-	-0-	-0-
Name & Principal Position	Year	Salary	Bonus	Restricted Stock Awards	Options	Payouts

Ron Kallus	2006	$15,000 *	-0-	-0-	-0-	-0-
Israel Hason	2006	-0-	-0-	-0-	-0-	-0-
Niva Kallus	2006	-0-	-0-	-0-	-0-	-0-

Ron Kallus	2007	$56,000 *	-0-	-0-	-0-	-0-
Israel Hason	2007	-0-	-0-	-0-	-0-	-0-
Niva Kallus	2007	-0-	-0-	-0-	-0-	-0-

*The sums of $56,000 and $15,000 respectively were officer's compensation and rent expenses incurred, but not paid out.  These sums were credited to Additional Paid in Capital.  (See Financial Statements,  Note 9 and Note 10.)

For your convenience we annotated these notes below:

NOTE 9-OFFICERS ' COMPENSATION

The Officer has taken no actual compensation since inception. For financial statement purposes  the Statement of Operations -officers compensation has been charged for $50,000 and $15,000 for the years ended March 31, 2007 and 2006 respectively.      Additional Paid in Capital has been credited for the corresponding amounts.

NOTE 10-COMMITMENTS AND CONTINGENCIES

The Company is occupying the premises of its President rent free.  For financial statement purposes  the Statement of Operations -rent has been charged for $6,000 for the period ended March 31, 2007.   Additional paid in capital has been credited for the corresponding amount.

Part II

Exhibit 5.1

Comment # 3

Please revise your legal opinion to opine separately on the 800,000 shares of commons tock outstanding and the 3,200,000 shares of common stock issuable upon exercise of the warrants described in the registration statement that are being registered for this offering.

Comment #4

We note counsel's limitation that members of its firm are admitted to the bar in the State of Arizona and not licensed to practice law in the State of Nevada.  We will accept an opinion of counsel on a jurisdiction in which counsel is not admitted to practice so long as opinion is not qualified as to jurisdictions.  In this regards, counsel should revise the opinion to delete any reference to its members being admitted in Arizona.

Response to Comment 3, and 4.

Exhibit 5.1 has been amended as follows:

Exhibit 5.1

LEGAL OPINION AND CONSENT OF COUNSEL

THE O'NEAL LAW FIRM, P.C.
14835 East Shea Boulevard
Suite 103, PMB 494
Fountain Hills, Arizona 85268
480-812-5058
480-816-9241 (fax)

OPINION OF COUNSEL AND CONSENT OF COUNSEL

TO: Board of Directors
VGTel, Inc.

RE: Registration Statement on Form SB-2/A Dated August 22, 2007

Gentlemen:

As counsel to VGTel, Inc., a New York corporation (the "Company"), we have participated in the preparation of the Company's Registration Statement on Form SB-2 filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, relating to the registration of 800,000 shares of the Company's $0.0001 par value common stock and 3,200,000 shares of the Company's $0.0001 par value common stock underlying four (4) series of stock purchase warrants on behalf of the Company's existing shareholders.

As counsel to the Company, we have examined such corporate records, certificates and other documents of the Company, and made inquiries of such officers of the Company, as we have deemed necessary or appropriate for purposes of this opinion. We have also examined the applicable laws of the State of New York, provisions of the New York Constitution, and reported judicial decisions interpreting such laws. Based upon such examinations, we are of the opinion that the 800,000 shares of the Company's common stock  to be offered pursuant to the Registration Statement, when issued, shall be validly issued, fully paid and are non-assessable shares of the shares of the common stock of the Company. Further, we are of the opinion that the 3,200,000 shares of the Company's common stock  to be issued upon the exercise of the warrants , when issued, shall be validly issued, fully paid and are non-assessable shares of the shares of the common stock of the Company. We hereby consent to the inclusion of this Opinion as an exhibit to the Registration Statement on Form SB-2 filed by the Company and the reference to our firm contained therein under "Legal Matters".

Sincerely,
/s/ William Oneal
/s/ THE O'NEAL LAW FIRM, P.C.

Fountain Hills, Arizona

DATED:  August 15, 2007

Please note, all of our changes appear in the color red to note  revision marks.   We utilize the Edgarfilings program and it does appear as red revision marks on our copy.   Please let us know if for some reason these revision marks are not showing up at your end.   If so, we apologize for this inconvenience and will try to rectify this with the vendor providing the software program.

To expedite our response to your next comment letter,  I respectfully request that you fax your comment letter to 718-972-6196.

Sincerely

/s/ Ron Kallus